

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2018

Jeffrey M. Soinski
Chief Executive Officer
Avinger, Inc.
400 Chesapeake Drive
Redwood City, CA 94063

      Re: Avinger, Inc.
         Registration Statement on Form S-1
         Filed October 4, 2018
         File No. 333-227689

Dear Mr. Soinski:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Caleb French at 202-551-6947 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Electronics and Machinery

cc: Philip H. Oettinger, Esq.